News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 7, 2020

Seabridge Gold Files KSM Project Technical Report

Report Confirms Dramatic Improvement in Economic Potential

With Larger Scale and Earlier Development of Iron Cap Deposit

Toronto, Canada - Seabridge Gold announced today that it has filed a NI-43-101 technical report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada entitled "KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment Update, NI 43-101 Technical Report" with an effective date of April 30, 2020 (the "Technical Report"). The Technical Report contains the Preliminary Economic Assessment (the "2020 PEA") confirming the potential for a dramatic improvement in project economics by incorporating the recently expanded, higher grade Iron Cap deposit into mine plans. The Technical Report also includes the current Preliminary Feasibility Study which remains in effect. Results of the new study were announced on April 27, 2020 (see the Company's news release and addendum filed on SEDAR on April 27, 2020).

2020 PEA Highlights

  After Tax NPV at a 5% discount rate of US$6.0 billion using Base Case three-year average price assumptions of US$1,340/oz gold, US$2.80/lb copper and foreign exchange rate of US$0.76 per C$1.00:
  44 year mine production plan capturing 19.6 million ounces of gold and 5.4 billion pounds of copper from the measured and indicated categories plus an additional 20.8 million ounces of gold and 13.8 billion pounds of copper from the inferred category:
  Life of mine recovered production of 27.6 million ounces gold and 17.0 billion pounds copper:
  170,000 tonne per day processing rate capturing 2.4 billion tonnes (Bt) of mill feed, or only 30% of the total mineral resource:
  4.0-year payback on US$5.2 billion initial capital:
  Average annual pre-tax Free Cash Flow of US$1.45 billion from 1.3 million oz gold and 265 million pounds copper produced per year during the initial 5 years of production:
  Life of mine average operating cost of negative US$472 per ounce of gold produced, net of copper and silver by-product revenues:
  Life of mine total cost of US$4 per ounces of gold produced, inclusive of all project capital and net of copper and silver by-product revenues;
  57% reduction in mine waste rock compared to the approved EA;
  33% reduction in greenhouse gas emissions from mine operations compared to the approved EA.

Chairman and CEO Rudi Fronk noted that the 2020 PEA was undertaken to assess an alternate approach to developing KSM by incorporating a much larger Iron Cap block cave mine earlier into the production schedule. "The benefits of incorporating Iron Cap into mine plans at an early stage have exceeded the upper end of our expectations, not only for the improvements in projected economics but also for the reduction in environmental impact. The PEA is based on Iron Cap's inferred resource estimate but we are very confident these resources will upgrade to higher categories with further drilling as they have in the past at the project's other deposits. We therefore think the new Technical Report gives investors a compelling view of the project's potential," Fronk said. "These PEA economic projections, if achieved, would rank KSM among the best large-scale producing mines in the world."

106 FRONT STREET EAST, SUITE 400, TORONTO, ONTARIO M5A 1E1 CANADA
TEL. 416-367-9292 FAX.416-367-2711 WWW.SEABRIDGEGOLD.NET

National Instrument 43-101 Disclosure

The new Technical Report incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The authors of the Technical Report are listed below along with the names of their employers:

  Kirk Hanson, MBA, P.E. of Wood Canada Ltd.
  Alan Keylock P.Eng. of Wood Canada Ltd.
  James Gray, P.Eng. of Moose Mountain Technical Services
  Michael Lechner P.Geo. of Resource Modeling Inc.
  Ross Hammett P.Eng. of Golder Associates Ltd.
  Graham Parkinson P.Geo. of Klohn Crippen Berger Ltd.
  Neil Brazier, P. Eng. of W.N. Brazier Associates Inc.
  Hassan Ghaffari, P. Eng of Tetra Tech, Inc.
  Jianhui (John) Huang, Ph.D., P.Eng. of  Tetra Tech, Inc.
  William E. Threlkeld, P.Geo, P.G. of Seabridge Gold Inc.
  Brendon Masson, P.Eng. of McElhanney Consulting Services Ltd.
  Derek Kinakin, M.Sc., P.Geo., P.G. of BGC Engineering Inc.
  Rolf Schmitt, P. Geo of ERM Consultants Canada Ltd.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources and the potential to upgrade inferred resources to higher resource categories; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; and (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2019 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292    Fax: (416) 367-2711

Email:  info@seabridgegold.net